Santo Pita Corporation
Plaza Tania, Rotnulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

August 2, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

Re:	Santo Pita Corporation
File No. 333-169503

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-169503, to 5:00 P.M. Eastern Standard Time on August 4, 2011, or as soon as practicable thereafter.

We are also aware that:

  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SANTO PITA CORPORATION

/s/ Rosa Habeila Feliz Ruiz
ROSA HABEILA FELIZ RUIZ
PRESIDENT